Form N-SAR

Sub-Item 77D
Policies with Respect to Security Investments
Janus Flexible Income Fund
2-34393, 811-1879

Janus Flexible Income Fund
New Policy:
As a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds.

The Fund continues to invest at least 65% of its assets in investment grade debt securities and maintains an average-weighted effective maturity of five to ten years. The Fund continues to limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. The Fund will retain its fundamental policy of investing at least 80% of its total assets income-producing securities, but will also follow the more restrictive non-fundamental policy of investing at least 80% of it net assets in bonds.

Old Policy:
The Fund pursues its objective by primarily investing in a wide variety of income-producing securities such as corporate bonds and notes; government securities, including agency securities; and preferred stock. As a fundamental policy, the Fund will invest at least 80% of its total assets in income-producing securities. The Fund will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. The Fund will limit its investment in high-yield/high-risk bonds to 35% or less of its net assets. This Fund generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion.